Exhibit 99.5

January 28, 2014

BY EDGAR

Alberta Securities Commission

Autorité des marchés financiers du Québec

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission (Securities Division)

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated January 28, 2014 of North American Palladium Ltd. Consent of Tetra Tech, Inc.

I refer you to the short form prospectus supplement (including the documents incorporated by reference therein, and together with the related base prospectus, the “Prospectus”) of North American Palladium Ltd. (the “Company”) dated January 28, 2014, and to the Registration Statement on Form F-10 of the Company initially filed with the U.S. Securities and Exchange Commission on December 21, 2012 and any amendment thereto, and any registration statements filed pursuant to Rule 429 under the U.S. Securities Act of 1933, as amended (including the documents incorporated by reference therein, collectively, the “Registration Statement”).

Reference is made to the technical report prepared by Tetra Tech, Inc., entitled “Technical Report Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase I” dated January 31, 2013 (the “Report”).

I hereby consent to the use of my name and to the inclusion or incorporation by reference of portions of the Report in the Prospectus and the Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained in such documents that are (i) derived from the Report, or (ii) within my knowledge as a result of the services performed by Tetra Tech, Inc. in connection with the Report.

Yours truly,

TETRA TECH, INC.

Per:	/s/ Phil Bridson
Phil Bridson
Sr. Mine Engineer
Tetra Tech, Inc.